UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33656 / October 8, 2019

In the Matter of

New Mountain Finance Corporation
NMF Senior Loan Fund I, Inc.
New Mountain Guardian Partners II, L.P.
New Mountain Guardian II Master Fund-A, L.P.
New Mountain Guardian II Master Fund-B, L.P.
New Mountain Net Lease Partners, L.P.
New Mountain Net Lease Corporation
New Mountain Finance Holdings, L.L.C.
NMF Ancora Holdings, Inc.
NMF QID NGL Holdings, Inc.
NMF YP Holdings, Inc.
New Mountain Finance DB, L.L.C.
New Mountain Finance Servicing, L.L.C.
New Mountain Finance SBIC, L.P.
New Mountain Finance SBIC II, L.P.
New Mountain Finance Advisers BDC, L.L.C.

787 Seventh Avenue, 48th Floor
New York, NY 10019

(812-15030)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

New Mountain Finance Corporation, et al. filed an application on May 9, 2019, and an
amendment to the application on August 16, 2019, requesting an order under sections 17(d) and
57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would supersede a prior order[1] to permit certain
business development companies and registered closed-end management investment companies

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[1]   New Mountain Finance Corporation, et al. (File No. 812-14799) Investment Company Act Rel.
Nos. 32900 (November 20, 2017) (notice) and 32941 (December 18, 2017) (order).

(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds and accounts.

On September 12, 2019, a notice of the filing of the application was issued (Investment Company Act Release No. 33624). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by New Mountain Finance Corporation, et al. (File No. 812-15030) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                    Jill M. Peterson
                                    Assistant Secretary